ING Life Insurance and Annuity Company
One Orange Way
Windsor, Connecticut 06095-4774

May 13, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ING Life Insurance and Annuity Company has made disclosure pursuant to such provision in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014, which was filed with the U.S. Securities and Exchange Commission on May 13, 2014. This disclosure can be found under Part II., Item 5 — Other Information.

Very Truly Yours,

ING Life Insurance and Annuity Company

By: /s/	Megan Huddleston
Name:	Megan Huddleston
Title:	Secretary